Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund Update: Q3 2021



Market Summary[1]

For the quarter, the S&P 500 Index was relatively flat, returning 0.20%, with growth equities in general outperforming value equities. In fixed income markets, the Bloomberg US Aggregate Index was also relatively flat, returning only 0.05%.

The markets struggled to find direction during the third quarter as inflation concerns continued to persist, while attention turned to the Federal Reserve's (Fed) Jackson Hole meeting and how the committee would adjust its policy. At the September Federal Open Market Committee meeting, the Fed began to signal to the markets its intent to begin raising its policy rate in 2022 and further accelerate into 2023, both of which were increases from its June projections.

During the quarter, the Fund returned 1.1%, driven by the continued performance of its fixed income portfolio. The quarterly performance continued to build on the strong performance year-to-date, which stood at 4.5% as of the end of September. The Fund's more liquid investments, including preferred stock and structured notes, saw increased volatility, along with the broader market, which caused fluctuations to the Fund's NAV.

The Fund distributed $0.20 per share in September, bringing its year-to-date total distributions up to $0.60 per share, which tracks on pace to meet the Fund's target distribution rate of 8% for the year[2].



The Fund completed its second tender offer to provide liquidity to investors during the third quarter. Alternative investments are inherently less liquid, but Yieldstreet continues to pursue pathways to provide liquidity for such investments. The Fund expects to continue to offer liquidity to investors through tender offers each quarter.

Portfolio Composition[3]

During the quarter, the Fund increased allocations to Real Estate, Marine and Corporates, with Real Estate now comprising almost 30% of the portfolio. Allocations to Consumer, Commercial and Legal saw the largest decrease, mostly due to new assets being invested in other opportunities. Cash in the Fund also decreased by 4% as the portfolio management team selectively deployed cash into opportunities.



Asset allocation
As of 9/30/21

Real Estate 29.5%	Corporates 24.5%
Commercial 12.0%	Consumer 10.5%
Cash 8.2%	Legal Finance 5.4%
Art 5.3%	Marine 4.6%

Percentages are based on Total Investments. See Prospectus for more details.

Notable additions		Notable subtractions	
Commercial Real Estate	$4,000,000	Commercial (Medical Receivables) *Fully repaid*	$2,040,000
Commercial Real Estate	$3,000,000	Commercial (Supply Chain Financing) *Partial repayment*	$713,047
Marine	$4,000,000	Commercial Real Estate *Fully repaid*	$3,000,000
Consumer	$4,000,000		

As of September 30, 2021. Notable additions and subtractions are for third quarter period.



Highlighted Deal

Highlighted Deal

The Fund invested in a short-term loan secured by a former hotel property and an event space. The properties are located in the historic district of Baltimore and are within walking distance to the Bromo Arts District, Baltimore Penn Station and the business district. The sponsor's business plan is to convert the hotel into a multi-family property. The loan serves as bridge financing designed to allow the sponsor to further progress on its business plan, budget and approvals, and potentially obtain a competitive construction loan for the development.

Outlook

The Fund's primary objective remains to generate current income with a target 8% annualized distribution rate with a secondary objective of capital appreciation. With interest rates continuing to trend lower, we believe that opportunities in fixed income are becoming comparatively less attractive than prior to 2021. As such, we continue to be selective when adding fixed income to the portfolio, and instead have deployed the Fund's capital into opportunities that we believe fit the Fund's secondary objective.

Private investments that focus on capital appreciation typically have two impacts on a portfolio. The first is that much, if not all, of their returns tend to be tied to a single event. For example, if the Fund were to purchase an equity stake in a commercial real estate building, the vast majority of returns would be expected to be realized when the building is sold, and not necessarily realized in the portfolio at any point prior to the sale of the building. The second impact is that for a Fund whose primary objective is current income, these investments generally do not accrue interest during the life of the investment, and therefore do not contribute recurring income to the Fund.

While we continue to seek out attractive fixed income opportunities on behalf of the Fund to help it fulfill its primary objective of current income, we are also finding opportunities with a capital appreciation focus that we believe to be more attractive. Additionally, we will remain patient with respect to seeking investment opportunities on behalf of the Fund, which may result in a higher amount of cash in the portfolio during short periods of time.

Target Fund allocation by objective

Primary Objective	70%+
Secondary Objective	10-20%
Marine	2-10%

In terms of asset classes, the team continues to have a constructive view on opportunities in commercial real estate and specialty lending.

1. *Source: Bloomberg, as of 9/30/2021.*

2. *Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.*

3. *Source: Yieldstreet, as of 9/30/2021. Notable additions and subtractions are for the third quarter period.*

Performance quoted herein represents past performance, which is no guarantee of future results. All investing involves risk, including the loss of principal. Investment returns and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than the returns quoted herein.

Rule 482 Disclaimer

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Published: 10/21/2021

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